Exhibit 99.1

Company announcement – No. 17 / 2019

Zealand Pharma increases its share capital as a consequence of exercise of employee warrants

Copenhagen, May 28, 2019 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, has increased its share capital by a nominal amount of DKK 45,539 divided into 45,539 new shares with a nominal value of DKK 1 each. The increase is a consequence of the exercise of warrants granted under one of Zealand’s employee warrant programs. Employee warrant programs are part of Zealand’s incentive scheme, and each warrant gives the owner the right to subscribe for one new Zealand share at a pre specified price, the exercise price, in specific predefined time periods before expiration. For a more detailed description of Zealand’s warrant programs, see the company’s Articles of Association, which are available on the website: www.zealandpharma.com.

The exercise price was DKK 101.20 per share and the total proceeds to Zealand from the capital increase amount to DKK 4,608,546.80.

The new shares give rights to dividend and other rights from the time of the warrant holder’s exercise notice. Each new share carries one vote at Zealand’s general meetings. Zealand has only one class of shares.

The new shares will be listed on Nasdaq Copenhagen after registration of the capital increase with the Danish Business Authority. Following registration of the new shares, the share capital of Zealand will be nominal DKK 31,725,475 divided into 31,725,475 shares with a nominal value of DKK 1 each.

The amendment to Zealand’s Articles of Association entailed by the share capital increase has today been registered with the Danish Business Authority.

For further information, please contact:

Emmanuel Dulac, President and Chief Executive Officer

Tel.: +45 50 60 36 36, e-mail: edu@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

Tel.: +45 50 60 37 78, e-mail: lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.